January 3, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Office of Financial Management, Fee Unit

Re:
Building Materials Corporation of America
Tender Offer Statement on Schedule TO under Section 14(d)(1)
of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Building Materials Corporation of America, a Delaware Corporation (the "Purchaser"), and pursuant to (i) Rule 14d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) Regulation S-T promulgated by the Securities and Exchange Commission (the "Commission"), we transmit herewith for filing with the Commission via EDGAR, Amendment No. 1 (the "Amendment") to the Schedule TO of the Purchaser relating to the offer by the Purchaser to purchase for cash all outstanding shares of Common Stock, par value $1.00 per share, of ElkCorp, a Delaware corporation ("ElkCorp").

The amount of $2,587.76, as calculated pursuant to Rule 0-11(d) promulgated under the Exchange Act, has been transmitted by wire transfer to the Commission's lockbox depository at Mellon Bank as payment of the applicable filing fee. This amount is in addition to the payment of $94,205.46 made by the Purchaser upon the filing of the Purchaser's original Schedule TO on December 20, 2006. The additional fee amount is the result of information regarding the number of outstanding shares, made available to the Purchaser after the original filing date, which increases the calculated transaction valuation as described in the Amendment.

By copy of this letter, an executed copy of the Amendment transmitted herewith is being hand delivered to the Company and to the New York Stock Exchange. Should members of the Commission's staff have any questions or comments concerning this matter, please call the undersigned at (212) 728-8881 or Maurice M. Lefkort at (212) 728-8000.

Very truly yours,

Jarret Slepian, Esq.

Enclosures

cc:
ElkCorp
New York Stock Exchange